

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Via U.S. Mail and Facsimile to 469-519-0281

Jason Burgess
Chief Executive Officer
Yellow7, Inc.
Hardwicke Lane
Little Elm, TX 75068

> **Re:** **Yellow7, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 14, 2011**
> **File No. 333-170578**

Dear Mr. Burgess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment two from our letter dated December 30, 2010. We reissue this comment because you have not made the requested changes. The prospectus cover page still reads: "This prospectus relates to periodic offers and sales of 2,510,000 shares of common stock by our Company and the selling security holders." Delete the reference to your company in this statement as the company is not offering shares.

2. We note your response to comment three from our letter dated December 30, 2010. We reissue this comment because you have not made the requested changes. You make references to the Bulletin Board and Over the Counter Bulletin Board. Refer to page 2. Revise to consistently refer to Over the Counter Bulletin Board.

3.　　We note your response to comment four from our letter dated December 30, 2010. We reissue this comment because you have not made the requested changes. Move the following statement on page 5 to the subsection "Our Business" on page 4: "The Company is not a blank check company and has no plans to merge with an unidentified company. Management has no intention to use the Company once reporting, as a vehicle for a private placement company to become a reporting company."

Risk Factors, page 7

While Yellow7, Inc. expects to apply for listing on the OTC bulletin board…, page 8

4.　　We note your response to comment six from our letter dated December 30, 2010. Please remove from the risk factor heading any references to the company applying to list its securities on the Over the Counter Bulletin Board, as securities are not listed on this trading system and it is a market maker and not the company who applies to quote the securities.

Selling Security Holders, page 11

5.　　We note your response to comment eight from our letter dated December 30, 2010. We note Laurin, Zapata, Fairchild, Price, Wood, and Stafford received shares for providing essential services; therefore, it appears to be inconsistent to say that none of the selling shareholders has had any position, office, or other material relationship with the company. Advise or revise.

Description of Our Business, page 15

6.　　We note your response to comment ten from our letter dated December 30, 2010. We reissue this comment because you have not provided us with marked copies of materials that support your factual statements at the bottom of page 15, top of page 16, and middle of page 18. Clearly cross-reference a statement with the underlying factual support.

7.　　We note your response to comment 11 from our letter dated December 30, 2010. Clarify how companies that use advertising will spend $51 billion in 2011 and companies who provide advertising services will earn $169.9 billion in 2011.

Government Regulation, page 19

8.　　We note your response to comment 12 from our letter dated December 30, 2010. You have not complied with the second part of the comment. We note you have added a reference to the CAN SPAM Act. However, explain this governmental regulation and how it affects your business. Also, revise to disclose the impact of other governmental regulations.

Management's Discussion and Analysis, page 20

9.   We note your response to comment 13 from our letter dated December 30, 2010. Please
        revise your reference to net revenues of $122,700 for the nine months ended September
        30, 2010 to refer instead to net income. Also disclose that net income for fiscal year
        2009 was $161,587 and not $183,545, as the $183,545 figure represents net income
        before other income and expenses. Furthermore, on page 7, you disclose that you will
        need $250,000 in the next 12 months to grow. Reconcile this disclosure with your
        current Liquidity discussion. Revise to explain your sources of additional capital.

Executive Compensation, page 21

10.   We note your response to comment 15 from our letter dated December 30, 2010. Revise
        to update the executive compensation discussion for the fiscal year ended December 31,
        2010.

Recent Sales of Unregistered Securities, page 26

11.   We note you response to comment 16 from our letter dated December 30, 2010, but your
        response has not clarified whether the persons listed in the table received shares from the
        company or from the two principals. The top of page 26 states: "The principals issued
        seven individual personal shares at par value based on contributions made to the
        Company as follows." If the seven persons listed in the table received their shares from
        the two principals of the company, explain why you state "[t]hese shares were in issuer
        transactions pursuant to Rule 504 or Section 4(2) as a transaction not involving a public
        offering." Also, revise to disclose the dates of the sales of the shares to Laurin, Neisman,
        Zapata, Fairchild, Price, Wood, and Stafford and the value of the services they provided.

Financial Statements

Statement of Operations, page F-4

12.   We your response to comment 17 from our letter dated December 30, 2010. We are not
        able to locate your revised disclosure; therefore we reissue the following comment. We
        note you disclose in Note 5 that you changed your equity structure from a limited liability
        company to a corporation. Please revise your financial statements to present pro forma
        tax and earnings per share data on the face of your financial statements for your most
        recent fiscal year and the latest interim period presented. Further, although not required,
        we encourage you to also provide this information for all periods presented. Also revise
        your Financial Data Summary on page 6 accordingly.

Revenue Recognition, page F-7

13.   We your response to comment 18 from our letter dated December 30, 2010. We are not able to locate your revised disclosure; therefore we reissue the following comment. We note that on page 4 you disclose that your services include website design, development, maintenance services, search engine optimization, paid search marketing, social media advertising, branding, email marketing, banner/rich media advertising, media planning/buying, video, web application development, mobile design/development, mobile application development, ecommerce and other related services. You should revise and expand your revenue recognition policy to discuss your accounting policy for each significant source of revenue.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Wani Iris Manly, Esq.
       W. Manly, P.A.
       10 SW South River Drive, Suite 1712
       Miami, Florida 33130